Exhibit 1-2

FIRSTENERGY FACILITIES SERVICES GROUP, LLC
Consolidated Balance Sheet (Unaudited)
                                      September 30, 2004
   (In Thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,909
Receivables:
Associated companies	--
Other	102,892
Material and supplies	8,133
Prepayments and other	920

120,854

INVESTMENTS:
Nonutility property, net	23,653
Other	710

24,363

DEFERRED CHARGES:
Goodwill	36,471
Accumulated deferred income tax benefits	28,807
Other	2

65,280

TOTAL ASSETS	$210,497

LIABILITIES & CAPITALIZATION

CURRENT LIABILITIES:
Currently payable long-term debt	$457
Short-term borrowings	--
Notes payable to associated companies	5,866
Notes payable other	3,499
Accounts payable
Other	44,828
Associated companies	981
Accrued taxes	2,753
Other	16,690

75,074

CAPITALIZATION:
Common stockholder's equity	128,221
Long-term debt	7,202

135,423

TOTAL LIABILITIES & CAPITALIZATION	$210,497

Exhibit 1-2

FIRSTENERGY FACILITIES SERVICES GROUP, LLC
Consolidated Statement of Operations (Unaudited)
(In Thousands)

	Three Months Ended Sept. 30, 2004	Nine Months Ended Sept. 30, 2004
Revenues	$107,055	$289,063

Cost of revenues	94,930	256,963

Gross margin	12,125	32,100

Selling, general and administrative
expenses	9,093	26,709
Depreciation	1,169	3,502

	1,863	1,889
Goodwill impairment	--	--
Purchase agreement incentive plans	33	100

Operating income	1,830	1,789

Interest income	29	154
Interest expense	(264)	(714)
Gain/(loss) on sale of fixed assets	(6)	517
Other income/(expense), net	141	229

Total other income/(expense)	(100)	186

Income before income taxes	1,730	1,975

Income taxes	639	498

Net income	$1,091	$1,477